Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, Canada L3R 5H6

August 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edesa Biotech, Inc. Registration Statement on Form S-3 (File No. 333-266604) Filed on August 5, 2022

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Edesa Biotech, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, on August 12, 2022, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (646) 414-6947 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

EDESA BIOTECH, INC.

By:	/s/ Kathi Niffenegger
Name: Kathi Niffenegger
Title: Chief Financial Officer